December 4, 2006

United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Att’n: Mary Frazer
Re:	CYBRA Corporation. Registration Statement on Form SB-2
Filed Amendment on November 28, 2006 - File No. 333-3303290

Dear Sir:

CYBRA Corporation respectfully requests that the above-referenced Registration Statement be declared effective by the Commission at 2 p.m. on December 6, 2006, or as soon thereafter as is practical.

As the person who is responsible for the accuracy and adequacy of the disclosure in the filing, the undersigned acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States
Securities and Exchange Commission
December , 2006
Page of 2

Sincerely,

Harold Brand
Chief Executive Officer

Cc:	Thomas G. Amon, Esq.
Bernstein & Pinchuk, LLP